Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Merus Labs International Inc.

We consent to the inclusion in this annual report on Form 40-F of our Independent Auditors’ Report of Registered Public Accounting Firm dated December 18, 2014 on the consolidated financial statements of Merus Labs International Inc. and its subsidiaries comprising the consolidated statement of financial position as at September 30, 2014, the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information which is incorporated by reference in this annual report on Form 40-F of Merus Labs International Inc. and its subsidiaries for the fiscal year ended September 30, 2014.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario

December 22, 2014